BANK

File № 82-4257

[redacted]

07027980

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

23.10.07
1108/11907

SEC MAIL PROCESSING
RECEIVED
NOV 01 2007
WASH. D.C. 203 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

11/19

Change of a member of the Board of Directors share in the Bank's authorised capital
Information that can materially affect the price of joint-stock company's securities
Information of change in percentage of shares held by the persons being members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of the single executive body of the joint-stock company, including managing organisation or general manager, in the authorised capital of the joint-stock company, as well as in the authorised capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the message

2.1 Name, surname, patronymic and position of the person
Margania Otar Leontievich, member of the Management Board of Bank Vozrozhdenie
2.2 Full corporate name and the legal address of the company, in which authorised capital the person's share has been changed
Bank Vozrozhdenie, 7/4 Luchnikov Pereulok, bldg. 1, 101000, Moscow
2.3 The share of the person in the authorised capital of the issuer before change and the portion of the person in the total number of ordinary shares before change
share in the authorised capital of the issuer — 0%
portion in the total number of ordinary shares — 0%
2.4 The share of the person in the authorised capital of the issuer after change and the portion of the person in the total number of ordinary shares after change
share in the authorised capital of the issuer — 0.22%
portion in the total number of ordinary shares — 0.24%
2.5 The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person (the portion was changed as the result of additional ordinary shares' issue): 09.10.2007

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A. V. Dolgopolov
3.2. October 09, 2007	Stamp	

Statement of material fact
Events resulted in one-time increase of net profit of the issuer for more than 10% according to RAS

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

2.1. Event (events), resulted in one-time increase of net profit of the issuer for more than 10%
Growth of income from servicing customers caused the increase of the amount of net profit for the 3rd quarter 2007 comparing to the 2nd quarter 2007.
2.2. Date of the event (events) that resulted in one-time increase of the issuer's net profit for more than 10%: 17.10.2007
2.3. Amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:
Net profit for the 2nd quarter 2007 amounted to 479,064 thousand rubles.
2.4. Amount of net profit for the reporting period when the relevant fact has happened:
Net profit for the 3rd quarter 2007 amounted to 651,016 thousand rubles.
2.5. Absolute and percentage change of net profit:
Net profit grew by 171,952 thousand rubles (35,9%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A. V. Dolgopolov
3.2. October 17, 2007	Stamp	
3.3. Chief accountant Bank Vozrozhdenie	(signature)	Alla Novikova
3.4. October 17, 2007	Stamp	

END